Exhibit 99

TCF 401K Plan

Financial Statements and Supplemental Schedules

December 31, 2021 and 2020

(With Reports of Independent Registered Public Accounting Firms Thereon)

TCF 401K Plan

Report of Independent Registered Public Accounting Firm

To the Human Resources and Compensation Committee of the Board of Directors of
Huntington Bancshares Incorporated and Plan Participants of the
TCF 401K Plan
Columbus, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of TCF 401K Plan (the “Plan”) as of December 31, 2021, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2021, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter – Plan Termination and Use of Liquidation Basis of Accounting

As further discussed in Notes 1 and 2 of the financial statements, those charged with governance made a decision to terminate the TCF 401K Plan, upon the merger of TCF Financial Corporation with Huntington Bancshares Incorporated. As a result, in accordance with accounting principles generally accepted in the United States of America, the TCF 401K Plan has used the liquidation basis of accounting in presenting the 2021 financial statements. Our opinion is not modified with respect to this matter.

Supplemental Information

The supplemental information contained in Schedule H, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ary Roepcke Mulchaey, P.C.

We have served as the Plan's auditor since 2022.

Columbus, Ohio
June 24, 2022

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator of the TCF 401K Plan:

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the TCF 401K Plan (the Plan) as of December 31, 2020, the related statements of changes in net assets available for benefits for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020, and changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

We served as the Plan’s auditor from 1991 to 2021.

Detroit, Michigan
May 27, 2021

TCF 401K PLAN
Statements of Net Assets Available for Benefits

	At December 31,
(In thousands)	2021	2020
	(In Liquidation)	(Ongoing)
Assets:
Investments at fair value	$576,033	$594,519
Notes receivable from participants	3,732	4,658
Contributions receivable	—	633
Dividends receivable	1,353	—
Total assets	$581,118	$599,810

Liabilities:
Distributions payable to participants	$606	$294
Payable for administrative expenses	169	—
Dividends payable to participants	147	—
Total liabilities	$922	$294

Net assets available for benefits	$580,196	$599,516
See accompanying notes to financial statements.

TCF 401K PLAN
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
(In thousands)	2021	2020
	(In Liquidation)	(Ongoing)
Investment income:
Dividends	$21,195	$15,537
Net appreciation	90,430	11,806
Total investment income	111,625	27,343

Contributions:
Participant	18,690	39,246
Employer - cash	8,917	22,367
Participant rollovers	1,408	8,230
Total contributions	29,015	69,843

Interest on notes receivable from participants	195	227
Other additions	503	40
Total additions	141,338	97,453

Distributions:
Distributions and withdrawals	160,138	84,178
Dividends paid to participants	520	755
Total distributions	160,658	84,933

(Decrease) increase in net assets available for benefits	$(19,320)	$12,520

Net assets available for benefits at beginning of year	599,516	586,996
Net assets available for benefits at end of year	$580,196	$599,516
See accompanying notes to financial statements.

TCF 401K PLAN
Notes to Financial Statements

Note 1. TCF 401K Plan

General

The TCF 401K Plan ( the "Plan") is a defined contribution plan that was established for TCF Financial Corporation ("TCF Financial") and its subsidiaries, which were participating employers in the Plan. The Plan is intended to meet the requirements of a stock bonus plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), an employee stock ownership plan under Section 4975(e) of the Code and a qualified cash or deferred arrangement under Section 401(k) of the Code. The Plan is a tax-qualified contributory plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan sponsor was formerly TCF Financial and is now Huntington Bancshares Incorporated ("Huntington" or the "Plan administrator") as a result of the acquisition of TCF Financial by Huntington that closed on June 9, 2021. Transamerica Retirement Solutions, LLC ("Transamerica") is the record-keeper and trustee of the Plan appointed to serve under the trust agreement.

Plan Termination

On December 13, 2020 TCF Financial and Huntington announced the signing of a definitive merger agreement ("Merger Agreement" or the "Merger") with Huntington Bancshares Incorporated. The Merger was completed on June 9, 2021. Existing TCF Financial employees who became Huntington employees were eligible to participate in the Huntington 401K Plan on June 9, 2021.

Per the terms of the Merger Agreement, the TCF Financial Board of Directors adopted a resolution effective April 21, 2021 to terminate the plan, making liquidation of the Plan imminent. In November of 2021, the Plan submitted an application to the Internal Revenue Service (the "IRS") for a determination of the Plan's continued qualified status as of the Plan's termination. The application remains outstanding as of the date of this report.

Effective with the Plan's termination, all participants with an account balance remaining in the Plan became fully vested in all contribution sources, regardless of status or years of vested service. The Plan's termination also ceased employee and employer contributions into the Plan and ceased new participant notes receivable from the Plan.

CARES Act

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (“CARES”) Act was signed into law, and as a result the Plan was amended for qualified individuals effective May 14, 2020. Qualified individuals are those diagnosed with COVID-19 or have a spouse or dependent who have been diagnosed, or who experience "adverse financial consequences" as a result of a quarantine, furlough, lay-off, reduction in work hours, business closure, the lack of child care, or other factors due to the COVID-19 pandemic. Section 2202(a) of the CARES Act allows for qualified individuals to take up to $100,000 in coronavirus-related distributions, with repayment terms of up to three years. The ability to request coronavirus-related distributions under the CARES Act was applicable from May 15, 2020 to December 31, 2020.

Contributions

Prior to the Plan's termination, full-time and part-time employees of TCF Financial and its subsidiaries were eligible to participate in the Plan. Participants could elect to invest up to 50% of their covered compensation on a tax-deferred and/or Roth 401K after-tax basis, subject to the annual salary deferral limitation imposed by the IRS, which was $19,500 in both 2021 and 2020. The Plan allowed participants age 50 or older to make "catch up" pre-tax contributions in excess of the IRS limits stated above. The maximum catch-up contribution was $6,500 in both 2021 and 2020.

Prior to the Plan's termination, employer matching contributions were made at the rate of $1 per dollar for employees with 180 days or more of service up to a maximum company contribution of 4% of the employees covered compensation per pay period subject to the annual salary deferral limitation imposed by the IRS. These matching contributions were directed by the participant in available mutual funds. Prior to January 1, 2020, employer matching contributions were made for employees with one or more years of service and were made with cash, which the Plan used to buy TCF Financial common stock. Effective January 1, 2021, the employer matching contribution was reduced from 5% to 4% of the participants eligible compensation.

All employee contributions are invested in participant directed investments. Participants may elect to invest their employee account balance in any or all of the offered mutual fund investments or in Huntington common stock. If a participant did not make a valid investment election with respect to any other contributions, including participant contributions, these contributions were invested in an age appropriate target date fund.

Prior to the Plan's termination, TCF Financial, at their discretion, could make additional contributions to the Plan, subject to an overall limit. These additional contributions, if any, are allocated to participants’ matching accounts in proportion to their respective percentage rate of matched contributions, subject to certain limitations. To date, no such contributions have been made.

The Plan recorded Qualified Non-Elective Contributions ("QNECs") during 2021. There were no QNECs for 2020. The QNECs to the participant are immediately fully vested. The QNECs were made in accordance with IRS regulations and do not affect the tax status of the Plan and are reflected as employer contributions on the statements of changes in net assets available for benefits.

Participant Accounts

The Plan maintains a separate account for each participant, to which contributions and investment performance are allocated.

Prior to termination, participant contributions and employer matching contributions made subsequent to January 1, 2016 vested immediately and are considered safe harbor matching contributions. The matching contributions will automatically satisfy the nondiscrimination testing requirements under the Code section 401(m). In addition, the salary deferral contributions will also automatically satisfy the nondiscrimination testing requirements under IRC Section 401(k). As a result of the termination, all employer matching contribution automatically vested.

Beginning December 31, 2019, the Plan allowed the transfer of participant loans from qualified plans and effective March 1, 2020, participants may borrow from their participant accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally range from 1-5 years. The loans were secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing market interest rates as determined monthly by the plan administrator. Principal and interest were paid ratably through payroll deductions. Notes receivable from participants are valued at their unpaid principal balance plus accrued but unpaid interest. For participant loans that become delinquent and result in default, the amount of the unpaid loan principal and interest due to the Plan will be deemed a distribution. Deemed distributions are reported as a taxable distribution. Prior to March 1, 2020, the Plan did not allow for loans to participants.

Pursuant to the Coronavirus Aid, Relief, and Economic Security ("CARES") Act, Plan participants could request a delay of note receivable repayments for previously required payments occurring between March 27, 2020 and December 31, 2020. If a delay was granted, the participant’s note was reamortized and included any interest accrued during the period of delay.

The Plan permits financial hardship withdrawals consistent with the safe harbor provisions of regulations issued pursuant to the Tax Reform Act of 1986. Between the period of May 15, 2020 and December 31, 2020, the Plan also permitted participants to request up to $100,000 in coronavirus-related distributions, with repayment terms of up to three years, in accordance with the CARES Act, or if not returned, will be subject to ordinary taxation.

On termination of service or upon death, disability or retirement, a participant may request a benefit payment. Benefit payments are distributed in a lump-sum amount equal to the vested value of the participant’s account. Payment of benefits may not be deferred by participants beyond their attainment of age 72, unless they are an active employee.

Pursuant to the CARES Act, qualified individuals who were currently receiving required minimum distributions were offered the option to waive their 2020 payments and participants who were due to receive their first required distribution in 2020 had their distribution automatically waived. The ability to request special waivers with respect to required minimum distributions and delay in note repayments under the CARES Act ceased as of December 31, 2020.

Dividends paid on the Huntington common stock are reinvested or, at the election of the participant, may be paid in cash to the participant. Dividends paid from the mutual funds are reinvested in the mutual funds.

Amounts that have been forfeited in accordance with the provisions of the Plan are available to use for payment of various Plan obligations according to the following hierarchy: reinstatement of participant accounts upon rehire, reduction of employer contributions and Plan administration expenses as defined. Other Plan obligations are paid directly by Huntington. Administrative expenses (including trustee, record-keeper, legal and audit fees) were paid by TCF Financial and using forfeited amounts which totaled $359 thousand and $438 thousand in 2021 and 2020, respectively. Any remaining forfeiture amounts are retained by the Plan to be used for payment of Plan obligations in future periods.

Prior to termination, TCF Financial reserved the right to amend the Plan at any time, stop offering the Plan to its employees at any time and each participating employer may cease to participate in the Plan. The termination of the Plan resulted in participating employees becoming 100% vested in their employer matching account balances.

Note 2. Accounting Policies

Basis of Presentation

As a result of the decision to terminate the Plan effective April 21, 2021, and in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), the Plan’s financial statements as of and for the year ended December 31, 2021 are presented using the liquidation basis of accounting. For periods prior to the decision to terminate the Plan, the financial statements were prepared using the ongoing basis of accounting.

Under the liquidation basis of accounting, assets are stated at their estimated net realizable cash value and liabilities are stated at their anticipated settlement amounts. There are no material changes to the 2021 financial statements as a result of the change under the liquidation basis of accounting. All investments of the Plan are stated at fair value (the estimated net realizable cash value for investments as of December 31, 2021 are equivalent to fair value). Purchases and sales of investments are recorded on a trade-date basis. The cost of Plan investments sold is determined by the average cost method. Distributions are recorded when paid. Notes receivable from participants represent participant loans recorded at their unpaid principal balance plus any accrued interest. Interest income on notes receivable from participants are recorded when earned.

The preparation of financial statements in conformity with U.S. GAAP requires the Plan sponsor or Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. These estimates are based on information available at the time the estimates are made. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Prior to the consummation of the Merger, The Plan provided for investment in TCF Financial common stock. As a result of the Merger on June 9, 2021, each share of TCF Financial common stock was converted into 3.0028 shares of Huntington common stock. At December 31, 2021, approximately 25% of the Plan’s total assets were invested in the common stock of Huntington, compared to approximately 25% of the Plan's total assets that were invested in common stock of TCF Financial at December 31, 2020. The underlying value of the Huntington common stock is entirely dependent on the performance of Huntington and the market’s evaluation of such performance.

Note 3. Income Tax Status

TCF Financial (The former Plan administrator) had received a favorable tax determination letter from the IRS dated March 30, 2016, indicating that the Plan qualified under Sections 401(a) and 4975(e)(7) of the Code and met the requirements for a qualified cash or deferred arrangement under Section 401(k) of the Code and the trust established thereunder is thereby exempt from federal income taxes under Section 501(a) of the Code. As such, the Plan’s assets are exempt from federal income tax and participant tax-deferred contributions and amounts contributed by participating employers are not taxed to the employee until distributed from the Plan. Continued compliance with applicable provisions of the Code is required to maintain this tax-exempt status. Although the Plan has been amended since receiving the March 30, 2016 determination letter, Huntington believes the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, that the trust, which forms a part of the Plan is qualified and tax-exempt.

Huntington has submitted an application to the IRS for a determination of the Plan's continued qualified status as of the Plan's termination. The application remains outstanding as of the date of this report.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 4. Net Appreciation (Depreciation)

The Plan’s investments appreciated (depreciated) in value as follows:

	Year Ended December 31,
(In thousands)	2021	2020
Net appreciation (depreciation):
Realized gains (losses) on distributions, sales and share class changes:
Huntington Common Stock (1)	$18,967	$(7,004)
Mutual funds	30,393	14,219

Change in unrealized appreciation (depreciation) of investments:
Huntington Common Stock (1)	17,143	(32,735)
Mutual funds	23,927	37,326
Total net appreciation	$90,430	$11,806
(1)TCF Financial common stock converted to Huntington common stock as a result of the Merger on June 9, 2021.

Note 5. Fair Value Measurement

Fair values represent the estimated price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, otherwise known as an "exit price".

At December 31, 2021 and 2020, assets held in trust for the Plan included investments in publicly traded stock and mutual funds categorized as Level 1 and measured on a recurring basis. The fair value of Level 1 assets are based on quotes from independent asset pricing services based on active markets. At December 31, 2021 and 2020, there were no assets measured on a recurring basis categorized as Level 2, which includes valuations that are based on prices obtained from independent pricing sources that are based on observable transactions of similar instruments, but not quoted markets, or categorized as Level 3, for which valuations use significant unobservable inputs.

The following is a description of the valuation techniques and inputs used by the Plan to measure each major class of assets at fair value:

•Huntington Common Stock: This includes Huntington common stock and was valued at the closing price reported on the NASDAQ as of December 31, 2021. TCF Financial common stock converted to Huntington common stock as a result of the Merger on June 9, 2021. TCF Financial common stock was valued at the closing price reported on the NASDAQ as of December 31, 2020.
•Mutual funds: The mutual funds are valued at the quoted net asset value of shares in the individual mutual funds, which is the readily determinable fair value, as reported on the their relevant stock exchange.

The following table summarizes the Plan’s investment assets measured at fair value on a recurring basis:

	Readily Available Market Prices (Level 1)
	At December 31,
(In thousands)	2021	2020
Huntington Common Stock (1)	$147,617	$148,000
Mutual funds	428,416	446,519
Total investments at fair value	$576,033	$594,519
(1)TCF Financial common stock converted to Huntington common stock as a result of the Merger on June 9, 2021.

Note 6. Distribution and Forfeitures

Cash and shares of Huntington and TCF Financial common stock of $160.7 million and $84.9 million were distributed in 2021 and 2020, respectively.

On a monthly basis, the trustee redeposits all aged distributions that have not been cashed within nine months from date of issuance into the Plan. At December 31, 2021 and 2020, there were $606 thousand and $294 thousand, respectively, of distribution amounts paid to participants by check which had not yet been cashed. These aged distribution payments are shown as a liability reducing net assets available for benefits.

Forfeitures of unvested employer matching contributions were used to offset plan obligations as follows:

	Year Ended December 31,
(In thousands)	2021	2020
Total forfeitures during the year	$178	$444
Forfeitures carried over from the previous year	427	13
Forfeitures used to fund obligations	(594)	(30)
Forfeitures to be used to offset future obligations	$11	$427

Forfeitures to be used to offset future obligations are included in the Vanguard Treasury Money Market Investor Shares fund.

Note 7. Party-in-Interest Transactions

The Plan engages in transactions involving the acquisition or disposition of Huntington common stock, therefore, Huntington was a party-in-interest. At December 31, 2021 and 2020, the Plan held shares of Huntington common stock of $147.6 million and $148.0 million, respectively. The shares were purchased at current market prices with no commission fees.

TCF 401K PLAN
Schedule H, line 4i - Schedule of Assets (Held at End of Year)

(In thousands, except shares)	At December 31, 2021
Description of Investment including the Identity of Issuer, Borrower or Similar Party and maturity date if applicable	Shares	Cost (3)	Current Value
Corporate Stock:
Huntington Bancshares Incorporated (1)(2)	9,572,589		$147,610
Cash and accrued interest receivable			7
Total Huntington Stock*			147,617
Mutual Funds:
American Funds New World R6	35,167		3,023
Baird Core Plus Bond Inst	351,964		4,107
Columbia Dividend Income Inst3	261,446		8,424
Federated Hermes Instl High Yield Bd R6	126,337		1,256
Fidelity Adv Small Cap Growth Z	96,969		3,099
Fidelity Puritan	192,122		5,226
Janus Henderson Small Cap Value N	22,545		576
JPMorgan Government Bond R6	162,518		1,767
Principal MidCap Instl	360,207		15,075
Principal Real Estate Sec Inst	54,325		1,895
T. Rowe Price Blue Chip Growth I	121,111		21,586
Tweedy, Browne International Value	41,742		1,214
Vanguard Developed Mkt Index Instl	960,163		15,804
Vanguard Inf-Protected Secs Adm	98,753		2,809
Vanguard Instl Index	208,613		84,654
Vanguard Instl Target Retment 2015	29,749		727
Vanguard Instl Target Retment 2020	242,930		6,634
Vanguard Instl Target Retment 2025	507,154		14,890
Vanguard Instl Target Retment 2030	596,801		18,298
Vanguard Instl Target Retment 2035	493,935		15,702
Vanguard Instl Target Retment 2040	583,031		19,234
Vanguard Instl Target Retment 2045	487,805		16,620
Vanguard Instl Target Retment 2050	376,291		12,892
Vanguard Instl Target Retment 2055	273,084		9,380
Vanguard Instl Target Retment 2060	105,537		3,640
Vanguard Instl Target Retment 2065	81,793		2,586
Vanguard Instl Target Retment Inc	66,481		1,643
Vanguard InTrmed Trm Bd Idx Inst	1,272,305		15,128
Vanguard International Growth Adm	49,456		6,889
Vanguard Mid Cap Index Instl	680,759		47,442
Vanguard Mid Cap Value Index Adm	47,433		3,692
Vanguard Short Term Federal Adm	212,487		2,293
Vanguard Short Term Inv Grade Adm	146,187		1,574
Vanguard Small Cap Index Inst	343,253		37,195
Vanguard Treasury Money Market Inv	21,442,380		21,442
Total Mutual Funds			428,416
Total investments, at fair value			$576,033
Participant Loans (1):
Participant loans, Interest rate range: 3.25% to 6.50% with various maturity dates through December 2025	—		$3,732
(1)Party in interest.
(2)TCF Financial common stock converted to Huntington common stock as a result of the Merger on June 9, 2021.
(3)Cost information is not required for participant-directed investments and therefore not included.
See accompanying Report of Independent Registered Public Accounting Firm and notes to financial statements.